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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

CANADA LIFE FINANCIAL CORPORATION
(Translation of registrant's name into English)

330 University Avenue
Toronto, Ontario M5G 1R8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐                        Form 40-F    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                        No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA LIFE FINANCIAL CORPORATION
(Registrant)
Date: February 24, 2003	By:	/s/ ROY W. LINDEN Roy W. Linden Secretary and Chief Compliance Officer

CANADA LIFE FINANCIAL CORPORATION
EXHIBITS TO FORM 6K

Material Change Report dated February 24, 2003	Exhibit 99.1

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SIGNATURES
CANADA LIFE FINANCIAL CORPORATION EXHIBITS TO FORM 6K